

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 12, 2010

Stephanie G. DiMarco, CEO
Advent Software, Inc.
600 Townsend Street
San Francisco, CA 94103

> **Re: Advent Software, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 000-26994**

Dear Ms. DiMarco:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (650) 493-6811</u>
Melissa V. Hollatz, Esq.
Wilson Sonsini Goodrich & Rosati